Exhibit (a)(1)(J)

Q&A #2: Bristol-Myers Squibb Acquires ZymoGenetics

Sales Incentive Plan

The communications about the merger indicate that employees will receive 100% of their target bonus within 10 days after closing of the merger. Does that apply to the Sales Incentive Plan for field sales representatives?

No, it does not. The statement regarding payment of 2010 target bonus applies only to the corporate bonus plan. The Sales Incentive Plan is a separate program that provides for quarterly payments based on the achievement of sales quotas, and two of the four quarterly payments for 2010 have already been made under that plan. We anticipate that the Sales Incentive Plan will remain in place without change through the end of 2010, and that payments under that plan will be made as scheduled.

401(k) Plan

Will any lump sum payments related to the acquisition, including any bonus or retention payments, be included in determining 401(k) deferrals or matching contributions to the ZymoGenetics 401(k) Plan?

No. Lump sum payments related to the acquisition, including any bonus or retention payments, are not eligible for 401(k) deferrals or matching contributions. Deferrals will be taken from base salary and Sales Incentive Plan payments made during active employment.

If I’m not asked to stay on with BMS, will my 401(k) loan need to be paid off on my last day at ZGEN, or at the end of the severance pay period?

Outstanding 401(k) loans are due 60 days after termination of employment for any reason. Thus, the severance pay period is not taken into account in determining when the loan is due. Schwab notifies terminated participants by mail of loan payoff options. For more information regarding 401(k) loans, please contact Schwab Retirement Plan Services directly.

Stock Options

What is the cost-basis of the 100 shares of ZymoGenetics stock that were granted in 2008?

These shares were granted on January 17, 2008 with a cost-basis of $13.05 per share.

If employees have vested or unvested options when will the options be cashed out?

Options that have exercise prices below $9.75 will vest (to the extent unvested) and be cashed out promptly after the closing of the merger. Options that have exercise prices at or above $9.75 will not be cashed out and will be cancelled upon the closing of the merger.

If I am an ex-employee with vested and unexpired options, do I have to exercise immediately?

Any outstanding and exercisable options held by former employees will expire on the sooner of the stated expiration date or the closing of the merger transaction. If such options were granted with an exercise price below $9.75 and remain outstanding at closing of the merger, they will be cashed out promptly after the closing of the merger. Options that have exercise prices at or above $9.75 will not be cashed out and will be cancelled upon the closing of the merger.

Additional Information about the Transaction and Where to Find It

This document is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) that was filed by Bristol-Myers Squibb Company and Zeus Acquisition Corporation with the Securities and Exchange Commission (“SEC”) on September 10, 2010. In addition, on September 15, 2010, ZymoGenetics, Inc. filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the tender offer, that should be read carefully before any decision is made with respect to the tender offer. Investors are able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of ZymoGenetics on Schedule 14D-9, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, or from the information agent and dealer manager named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by ZymoGenetics under the “Investors & Media” section of ZymoGenetics’ website at www.zymogenetics.com.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to ZymoGenetics’ business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of ZymoGenetics, Bristol-Myers Squibb and Zeus Acquisition Corporation to complete the transactions contemplated by the Agreement and Plan of Merger dated as of September 7, 2010 by and among ZymoGenetics, Bristol-Myers Squibb and Zeus Acquisition Corporation (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of ZymoGenetics’ shareholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on ZymoGenetics’ business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that shareholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of ZymoGenetics, including ZymoGenetics’ unproven product sales and marketing, manufacturing and commercialization capabilities; strategic partnering activities; product safety; clinical trials and results; legislative and regulatory activity and oversight; intellectual property claims and litigation; the continuing global economic uncertainty and other risks detailed in ZymoGenetics’ public filings with the Securities and Exchange Commission from time to time, including ZymoGenetics’ most recent Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. ZymoGenetics expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.